UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 2

1.	Name Of Reporting Person Joseph M. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 7,216,882
	8.	Shared Voting Power 686,094
	9.	Sole Dispositive Power 7,216,882
	10.	Shared Dispositive Power 686,094
11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,902,976
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.14%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100	Page 3

Preliminary Note: The Reporting Person is President, Treasurer and a Director of the Joseph and Marie Field Family Environmental Foundation (a 501c(3) charitable foundation) (the “Foundation”). While the Reporting Person has no pecuniary interest in shares owned by the Foundation, in light of the facts and circumstances, the Reporting Person includes shares owned by the Foundation to determine “beneficial ownership” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

(a) Amount Beneficially Owned: 7,902,976

Joseph M. Field beneficially owns 7,902,976 shares which includes: (i) 1,371,022 shares of Class A common stock for which Joseph M. Field is the record holder; (ii) 5,818,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of Joseph M. Field; (iv) 6,000 shares of Class A common stock which may be acquired through the exercise of options; (v) 21,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a trust; (vi) 206,094 shares of Class A common stock held of record by the spouse of Joseph M. Field as co-trustee of a trust; (vii) 75,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (viii) 75,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation.

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 7,216,882

(ii) shared power to vote or to direct the vote: 686,094

(iii) sole power to dispose or to direct the disposition of: 7,216,882

(iv) shared power to dispose or to direct the disposition of: 686,094

(c) During the past sixty (60) days the Reporting Person’s beneficial ownership decreased by 134,938 shares of Class A common stock of the Issuer as follows:

(i) The Reporting Person is the sole member of a limited liability company which sold 100,000 shares through a broker during the past sixty days:

Date of Sale	Number of Shares Sold	Weighted Average Sale Price Per Share(*)	Sale Price Range (*)
12/2/2013	3,700	$10.2672	$10.14 - $10.39
12/3/2013	15,310	$9.7128	$9.50 - $10.21
12/4/2013	9,094	$9.6589	$9.60 - $9.72
12/5/2013	9,847	$9.7385	$9.66 - $9.82
12/6/2013	6,761	$9.9002	$9.78 - $10.00
12/9/2013	2,400	$9.9147	$9.90 - $9.96
12/12/2013	3,000	$9.5660	$9.51 - $9.58
12/13/2013	8,100	$9.8080	$9.78 - $9.86
12/16/2013	5500	$9.8916	$9.76 - $10.00
12/17/2013	13488	$9.9175	$9.805 - $9.97
12/18/2013	4,685	$9.9210	$9.80 - $10.02
12/19/2013	8,522	$9.8808	$9.80 - $9.97
12/20/2013	9,593	$9.8789	$9.76 - $9.92

CUSIP No. 293639100	Page 4

(ii) The Joseph and Marie Field Family Environmental Foundation, a 501c(3) charitable foundation (see “Preliminary Note”), sold 27,938 shares pursuant to a 10b5-1 Preset Diversification Program through a broker as follows:

Date of Sale	Number of Shares Sold	Weighted Average Sale Price Per Share(*)	Sale Price Range (*)
11/6/2013	3,248	$9.5101	$9.50 - $9.595
11/7/2013	1,599	$9.5000	$9.50
11/8/2013	3,018	$9.5042	$9.50 - $9.57
11/18/2013	4,645	$9.5253	$9.50 - $9.66
11/19/2013	2,319	$9.5010	$9.50 - $9.52
11/20/2013	79	$9.5000	$9.50
11/21/2013	10,310	$9.5276	$9.50 - $9.69
11/22/2013	2,720	$9.5000	$9.50

(iii) The Reporting Person is the sole trustee of a trust for the benefit of the sister of the Reporting Person’s spouse (the “Trust”). During the past sixty days, the Trust sold 7,000 shares pursuant to a 10b5-1 Preset Diversification Program through a broker as follows:

Date of Sale	Number of Shares Sold	Weighted Average Sale Price Per Share(*)	Sale Price Range (*)
11/6/2013	814	$9.5101	$9.50 - $9.595
11/7/2013	401	$9.5000	$9.50
11/8/2013	757	$9.5043	$9.50 - $9.57
11/18/2013	1,164	$9.5253	$9.50 - $9.66
11/19/2013	581	$9.5010	$9.50 - $9.52
11/20/2013	20	$9.5000	$9.50
11/21/2013	2,582	$9.5276	$9.50 - $9.69
11/22/2013	681	$9.5000	$9.50

(*)	Upon request, the Reporting Person will provide the Staff with full information regarding the number of shares sold at each separate price.

CUSIP No. 293639100	Page 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2013
Date

/s/ Joseph M. Field
Signature

Joseph M. Field
Name/Title